Mail Stop 0510

      April 29, 2005

via U.S. mail and facsimile

Stephen D. Reichenbach
Principal Financial Officer
Flow International Corporation
23500- 64th Avenue South
Kent, Washington 98032

	RE:	Form 10-K/A for the fiscal year ended April 30, 2004
      File No. 0-12448

Dear Mr. Reichenbach:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at
(202) 942-8091 or in his absence, to Nudrat Salik, at (202) 942-
7769.


							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE